Exhibit 99.1
27 June 2016

Midatech Pharma PLC

(“Midatech” or the “Company”)

Issue of Equity and Director’s Dealings

Issue of Equity
Midatech Pharma (AIM: MTPH; Nasdaq: MTP), the international specialty pharmaceutical company focused on commercialising and developing products in oncology and other therapeutic areas, today announces the issue and allotment of 74,905 new ordinary shares of 0.005 pence each in the Company ("Ordinary Shares") as the second and final tranche of deferred consideration shares to be issued pursuant to the Q Chip Limited acquisition agreement, as previously disclosed in the Company’s admission document.

Application has been made for the 74,905 new Ordinary Shares to be admitted to trading on AIM ("Admission") and it is expected that Admission will take place at 8.00 a.m. on 1 July 2016.  The new Ordinary Shares will rank pari passu with the existing Ordinary Shares.

Following Admission, the Company will have 33,542,412 Ordinary Shares in issue, none of which are held in treasury. Shareholders may use this figure as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the issued share capital of the Company.

Any subsequent sale of the new Ordinary Shares will be subject to orderly market arrangements, identical to those dictated in the Q Chip Limited acquisition agreement for the initial consideration shares.

Director’s Dealings
Additionally, Midatech announces that the Company was notified on 24 June 2016 by Simon Turton, Senior Independent Non-Executive Director, that on 24 June 2016, Mr Turton transferred 5,915 Ordinary Shares, which were held by Mr Turton as nominee, for nil consideration in accordance with the distribution of such to the underlying beneficial shareholders, comprising certain former shareholders of Q Chip Limited. Following this transfer, Mr Turton’s beneficial interest in the Company remains at 209,413 Ordinary Shares, representing approximately 0.63% of the Company’s total issued share capital, which is a correction to the Company’s Annual Report which stated that Mr Turton was directly interested in such additional 5,915 Ordinary Shares.

- Ends -

For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 888300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Joint Broker)
Corporate Finance
Freddy Crossley / Atholl Tweedie / Duncan Monteith
Corporate Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

RBC Europe Limited (Joint Broker)
Paul Tomasic / Rupert Walford / Thomas Stockman / Laura White
Tel: +44 (0)207 653 4000

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Matthew Neal / Hendrik Thys
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

 Notes for Editors

About Midatech Pharma PLC

Midatech is an international specialty pharmaceutical company focused on oncology and other therapeutic areas with a commercial platform and four marketed products in the US. Midatech's strategy is to develop products in-house in oncology and with partners in other indications, and to accelerate growth organically and through strategic acquisitions. The Company's R&D activities are supported by two breakthrough drug delivery technologies. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com

Forward-Looking Statement

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the ability of Midatech to successfully test, manufacture, produce or commercialize products for DIPG or other conditions using the nanoparticle drug delivery platform, and the ability for products in development to achieve positive clinical results, and the ability to meet or achieve timelines associated with pre-clinical studies, clinical trials or regulatory submissions. Any forward-looking statements are based on currently available competitive, financial and economic data together with management's views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.